EXHIBIT 24
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                             PRIMEWEST ENERGY TRUST



BY SEDAR

TO:      Alberta Securities Commission
         British Columbia Securities Commission
         Saskatchewan Securities Commission
         The Manitoba Securities Commission
         Ontario Securities Commission
         Commission des valeurs mobilieres du Quebec
         Office of the Administrator, New Brunswick
         Nova Scotia Securities Commission
         Registrar of Securities, Prince Edward Island
         Securities Commission of Newfoundland

         I, Kent J. MacIntyre, Chief Executive Officer of PrimeWest Energy Inc. ("PRIMEWEST"), the duly authorized attorney of PrimeWest Energy Trust (the "TRUST"), do hereby certify in such capacity on behalf of the Trust (and not in my personal capacity, and without personal liability in respect thereof), pursuant to Section 2.20 of National Instrument 54-101 - COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER ("NI 54-101") and in contemplation of a special meeting of holders of trust units of the Trust ("TRUST UNITS") scheduled for November 4, 2002 (the "MEETING"), intending that the same may be relied upon without further enquiry, that, to the best of my knowledge, information and belief, after having made due enquiry:

1. The Trust has arranged to have proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners of Trust Units at least 21 days before the date fixed for the Meeting;

2. The Trust has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in Paragraph 1; and

3. The Trust intends to rely on Section 2.20 of NI 54-101 to abridge the time prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101 in respect of the Meeting.


         DATED at Calgary, Alberta, this 2nd day of October, 2002.


                                   PRIMEWEST ENERGY TRUST,
                                   BY ITS DULY AUTHORIZED ATTORNEY,
                                   PRIMEWEST ENERGY INC.


                                   Per: /s/ "KENT J. MACINTYRE"
                                        ---------------------------------------
                                        Kent J. MacIntyre,
                                        Chief Executive Officer